

05039366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 50580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 1, 2004__ AND ENDING__December 31, 2004__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbrook Financial Group, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__2100 Clearwater Drive__
                              (No. and Street)

__Oak Brook__   __Illinois__   __60523__
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Kenneth E. Masick__   __(630) 545-4520__
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Heinold-Banwart, Ltd.__
                    (Name – if individual, state last, first, middle name)

__2400 Main Street__   __East Peoria__   __Illinois__   __61185__
      (Address)   (City)   (State)   (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH.

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, _____Kenneth E. Masick_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Oakbrook Financial Group, LLC_____ , as of _____December 31_____, 20 _04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
GAIL F. JOYCE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01/08/08

_____
Notary Public

_____Kenneth E Masick_____
Signature

_____Treasurer_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.

Certified Public Accountants



Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Oakbrook Financial Group, LLC
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Oakbrook Financial Group, LLC** (the Company) as of December 31, 2004 and 2003, and the related statements of operations and member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakbrook Financial Group, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 4, 2005

1

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Cash and cash equivalents	$ 163,509	$ 126,587
Deposits with clearing organization	30,211	30,007
Receivables from clearing organizations	39,644	18,877
Other receivables	21,983	14,087
Prepaid expenses	23,569	28,554
Property and equipment	4,974	7,690
	$ 283,890	$ 225,802

LIABILITIES AND MEMBER'S EQUITY

	2004	2003
Accounts payable		
Commissions	$ 83,688	$ 60,791
Related party	29,035	20,691
Other	2,957	1,971
	115,680	83,453
Member's equity	168,210	142,349
	$ 283,890	$ 225,802

See accompanying notes.

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commission and fee income	$ 1,287,075	$ 1,026,252
Other income	6,753	33,509
	1,293,828	1,059,761
EXPENSES		
Commissions	883,793	663,919
Clearing charges	90,335	172,129
Other expenses	312,133	267,044
	1,286,261	1,103,092
NET INCOME (LOSS)	7,567	(43,331)
BEGINNING MEMBER'S EQUITY	142,349	163,180
CONTRIBUTIONS	60,000	25,000
DISTRIBUTIONS	(41,706)	(2,500)
ENDING MEMBER'S EQUITY	$ 168,210	$ 142,349

See accompanying notes.

3

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 7,567	$ (43,331)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	2,716	3,489
Interest income added to clearing deposit	(204)	(140)
(Increase) decrease in operating assets		
Accounts receivable	(28,663)	(5,841)
Prepaid expenses	4,985	(8,015)
Increase in operating liabilities		
Accounts payable	32,227	36,868
Net cash provided by (used in) operating activities	18,628	(16,970)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	60,000	25,000
Member distributions	(41,706)	(2,500)
Net cash provided by financing activities	18,294	22,500
INCREASE IN CASH AND CASH EQUIVALENTS	36,922	5,530
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	126,587	121,057
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 163,509	$ 126,587

See accompanying notes.

4

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts.

The Company was formed on December 30, 2004 and simultaneously acquired the predecessor company, Oakbrook Financial Group, Inc. Because the underlying ownership of the companies is substantially the same, generally accepted accounting principles require the financial statements to be presented as if the transaction had occurred at the beginning of the first period presented in the statements. The predecessor company was incorporated in 1997 and obtained its license and commenced operations in 1998.

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2004 and 2003 include $46,605 and $46,393, respectively, of money market funds which are not covered by depository insurance.

Accounts Receivable

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2004 and 2003, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

5

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $33,938 and $31,222 at December 31, 2004 and 2003, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense for the years ended December 31, 2004 and 2003 was $2,716 and $3,489, respectively.

Income Taxes

The Member has elected for the Company to be taxed as a Limited Liability Corporation for federal and state income tax purposes. Under this election, the Company will not pay corporate income taxes on its taxable income. Instead, the income will flow through to the Member.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit in a money market account with a clearing organization of $30,211 and $30,007 at December 31, 2004 and 2003, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). The Company is related to Wolf Financial Management, LLC, and Wolf Capital, LLC (Capital) by common ownership. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $3,500 per month. Included in other income for 2004 and 2003 is $5,250 and $25,200, respectively, received from Wolf and Capital for consulting and training services.

Expenses paid to Wolf were:

	2004	2003
Rent	$ 42,000	$ 42,000
Salary reimbursement	102,600	70,760
	$144,600	$112,760

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had adjusted net capital of $116,148, which was $66,148 in excess of its required net capital of $50,000. The adjusted net capital of $116,148 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

OAKBROOK FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2004

NET CAPITAL	$ 168,210
NON-ALLOWABLE ASSETS	
Non-allowable receivables	21,983
Prepaid expenses	23,569
Property and equipment	4,974
	50,526
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	117,684
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	1,536
ADJUSTED NET CAPITAL	$ 116,148
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 66,148



HEINOLD-BANWART, LTD.

Certified Public Accountants

Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member
Oakbrook Financial Group, LLC
Oak Brook, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Oakbrook Financial Group, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold - Banwart, Ltd.

February 4, 2005